UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant’s name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company

830 Post Road East

Suite 205

Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☒     No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by China Ceramics Co., Ltd. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including ”anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Index to Unaudited Condensed Consolidated Interim Financial Statements

China Ceramics Co., Ltd. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		Three months ended June 30,		Six months ended June 30,
		2015	2014	2015	2014
	Notes	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	5	259,985	268,589	469,762	477,424

Cost of sales		(224,219)	(244,344)	(420,173)	(443,886)

Gross profit		35,766	24,245	49,589	33,538

Other income	5	259	184	421	266
Selling and distribution expenses		(2,712)	(5,703)	(5,439)	(8,497)
Administrative expenses		(5,583)	(7,744)	(11,039)	(14,656)
Finance costs	6	(974)	(1,000)	(2,082)	(2,119)
Realized and unrealized fair value loss on derivative financial instruments	6	-	(3,014)	-	(71,702)
Other expenses		(350)	(3,817)	(696)	(4,904)

Profit/(loss) before taxation	6	26,406	3,151	30,754	(68,074)

Income tax expense	7	(7,170)	(2,469)	(8,750)	(2,756)

Profit/(loss) attributable to shareholders		19,236	682	22,004	(70,830)

Other comprehensive income
Exchange differences on translation of financial statements of foreign operations		(5)	(29)	(2)	19
Total comprehensive income/(loss) for the period		19,231	653	22,002	(70,811)

Earnings/(loss) per share
Basic (RMB)	8	0.94	0.03	1.08	(3.47)
Diluted (RMB)	8	0.94	0.03	1.08	(3.47)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

China Ceramics Co., Ltd. And Subsidiaries

Condensed Consolidated Statements of Financial Position

		As of
	Notes	June 30, 2015 RMB’000	December 31, 2014 RMB’000
		(Unaudited)
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment		684,355	718,418
Land use rights		28,925	29,259
Goodwill		3,735	3,735
Deferred tax asset		8,573	7,854
Long-term prepaid expenses		468	1,404

		726,056	760,670
Current assets
Inventories	9	315,815	330,763
Trade receivables	10	461,262	549,925
Other receivables and prepayments		10,646	2,178
Restricted cash	13	28,872	28,872
Cash and bank balances		255,855	61,155

		1,072,450	972,893

Current liabilities
Trade payables	11	164,373	122,168
Accrued liabilities and other payables	12	45,676	49,989
Interest-bearing bank borrowings	13	84,674	84,704
Amount owed to a related party	16	29,166	24,902
Income tax payable		3,587	2,772

Current liabilities		327,476	284,535

Net current assets		744,974	688,358

Non-current liabilities
Deferred tax liabilities		1,404	1,404

Net assets		1,469,626	1,447,624

EQUITY
Share capital	14	137	137
Reserves		1,469,489	1,447,487

Total shareholder’s equity		1,469,626	1,447,624

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

China Ceramics Co., Ltd. And Subsidiaries

Condensed Consolidated Statements of Changes in Equity (Unaudited)

			Reverse		Share
	Oustanding		recapita		-based				Currency
	share	Share	-lization	Merger	payment	Statutory	Capital	Retained	translation	Total
	capital	premium	reserve	reserve	reserve	reserve	reserve	earnings	reserve	equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
	(Note 14)						(Note 6)
Balance at January 1, 2015	137	659,507	(507,235)	58,989	123,513	127,905	61,266	924,112	(570)	1,447,624
Net profit for the period	-	-	-	-	-	-	-	22,004	-	22,004
Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-		-	(2)	(2)
Balance at June 30, 2015	137	659,507	(507,235)	58,989	123,513	127,905	61,266	946,116	(572)	1,469,626

Balance at January 1, 2014	137	659,507	(507,235)	58,989	123,363	123,012	-	962,370	(571)	1,419,572
Net loss for the period	-	-	-	-	-	-	-	(70,830)	-	(70,830)
Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	-	19	19
Employee share-based payment options	-	-	-	-	150	-	-	-	-	150
Dividends declared and paid (Note 15)	-	-	-	-	-	-	-	(1,505)	-	(1,505)
Balance at June 30, 2014	137	659,507	(507,235)	58,989	123,513	123,012	-	890,035	(552)	1,347,406

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

China Ceramics Co., Ltd. And Subsidiaries Condensed Consolidated Statements of Cash Flows (Unaudited)

		Three months ended June 30,		Six months ended June 30,
		2015	2014	2015	2014
	Notes	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Profit/(loss) before taxation		26,406	3,151	30,754	(68,074)
Adjustments for
Amortization of land use rights	6	167	168	334	335
Depreciation of property, plant and equipment	6	16,994	17,288	34,016	35,233
Loss/(gain) on disposal of property, plant and equipment	6	-	3,537	(2)	3,537
Realized loss from derivative financial instruments	6	-	15,480	-	14,090
Fair value (gain)/loss on derivative financial instruments	6	-	(12,466)	-	57,612
(Reversal of write down)/write down of inventories	9	(505)	-	7,555	-
Share-based compensation		-	-	-	150
Finance costs	6	974	1,000	2,082	2,119
Interest income	5	(265)	(184)	(390)	(266)
Foreign exchange loss/(gain)		6	(44)	(30)	794
Operating cash flows before working capital changes		43,777	27,930	74,319	45,530
Decrease/(increase) in inventories		6,036	(27,930)	7,393	(17,195)
(Increase)/decrease in trade receivables		(24,235)	(93,395)	88,663	9,804
(Increase)/decrease in other receivables and prepayments		(5,635)	(157)	(7,532)	11,346
Increase in trade payables		38,891	64,940	42,206	43,798
Increase in accrued liabilities, other payables and amount owed to a related party		1,004	7,025	1,469	2,302
Cash generated from/(used in) operations		59,838	(21,587)	206,518	95,585
Interest paid		(983)	(1,010)	(2,094)	(2,150)
Income tax paid		(4,248)	(1,635)	(8,654)	(4,810)
Net cash generated from/(used in) operating activities		54,607	(24,232)	195,770	88,625

Cash flows from investing activities
Proceed from derivative financial instruments		-	-	-	1,390
Proceed from disposal of property, plant and equipment		-	11,172	50	11,154
(Increase)/decrease in restricted cash		-	(25)	-	57
Interest received		265	184	390	184
Net cash generated from investing activities		265	11,331	440	12,785

Cash flows from financing activities
Dividend paid		-	-	(1,505)	-
Proceeds from short-term loan		-	-	35,000	35,000
Repayment of short-term loans		-	(945)	(35,000)	(50,945)
Deposit to stock transfer agent		-	(1,505)	-	(1,505)
Advances from related parties		-	9,875	-	15,308
Net cash generated from/(used in) financing activities		-	7,425	(1,505)	(2,142)

Net increase/(decrease) in cash and cash equivalents		54,872	(5,476)	194,705	99,268
Cash and cash equivalents, beginning of period		200,983	133,640	61,155	28,848
Effect of foreign exchange rate differences		-	(29)	(5)	19

Cash and cash equivalents, end of period		255,855	128,135	255,855	128,135

Non-cash transactions:-
Payment of dividends funded by deposit to a stock transfer agent		-	-	-	11,831
Restricted cash funded by a related party		-	-	-	6,838
Loss on derivative financial instruments funded by a related party		-	5,588	-	5,588

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

China Ceramics Co., Ltd. and Subsidiaries
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

1.	GENERAL INFORMATION

China Ceramics Co., Ltd. (“the Company” or “China Ceramics”) and its subsidiaries (together, “the Group”) manufacture and sell ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The Group has operation primarily in the People’s Republic of China (“PRC”).

The Company is an exempt corporation incorporated and domiciled in the British Virgin Islands with its shares listed on the NASDAQ Global Market. The address of its registered office is c/o Harneys Corporate Services Limited of Tortola, British Virgin Islands. The head office of the Company is located at Junbing Industrial Zone, Jinjiang City, Fujian Province, the People’s Republic of China (“PRC”).

2.	BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the audited consolidated financial statements and related footnotes on Form 20-F for the year ended December 31, 2014 as filed with the Securities and Exchange Commission. The accompanying unaudited condensed consolidated interim financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Results for the six months ended June 30, 2015 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

These interim financial statements are presented in RMB, unless otherwise stated. They were approved for issue by the Audit Committee of the Board of Directors and the Board of Directors on October 8, 2015.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2014 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2015 annual financial statements. Details of any changes in accounting policies are set out in note 3.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2014 annual financial statements.

3.	CHANGES IN ACCOUNTING POLICIES

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Company:

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

4.	ESTIMATES

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

China Ceramics Co., Ltd. and Subsidiaries
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

5.	REVENUE, OTHER INCOME AND SEGMENT REPORTING

(a)	Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Company’s revenue and other income is as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	RMB’000	RMB’000	RMB’000	RMB’000

Revenue
Sale of goods	259,985	268,589	469,762	477,424

Other income
Interest income	265	184	390	266
Others	(6)	-	29	-
Gain on disposal of property, plant and equipment	-	-	2	-
	259	184	421	266

(b)	Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company’s chief operating decision maker, for their decisions about the allocation of resources to the Company’s business components and for their review of the performance of those components.

The Company operates principally in the manufacturing and sale of medium to high-end ceramic tiles. The Chief Executive Officer and executive directors regularly review the Company’s business as one business segment.

The business of the Company is engaged entirely in the PRC. The Chief Executive Officer and executive directors regularly review the Company’s business as one geographical segment.

China Ceramics Co., Ltd. and Subsidiaries
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

6.	PROFIT/(LOSS) BEFORE TAXATION

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	RMB’000	RMB’000	RMB’000	RMB’000

Finance costs
Interest on bank borrowings	974	1,000	2,082	2,119

Realized and unrealized fair value loss on derivative financial instruments (3)	-	3,014	-	71,702

Cost of inventories recognized as an expense (1)	222,781	243,409	417,691	442,088
Depreciation	16,994	17,288	34,016	35,233
Amortization of land use rights	167	168	334	335
Loss/(gain) on disposal of property, plant and equipment	-	3,537	(2)	3,537
Operating lease charges	3,084	2,888	5,972	5,776
Research and development costs (2)	321	377	645	714
Staff costs (including key management personnel remuneration (Note 16))	17,380	21,569	31,899	37,084

(1)	For the three months ended June 30, 2015, cost of inventories recognized as expense included staff costs of RMB15.0 million (2014: RMB19.0 million), depreciation and amortization expense of RMB16.8 million (2014: RMB17.0 million), operating lease charges of RMB3.1 million (2014: RMB2.9 million) and reversal of write down of inventories of RMB0.5 million (2014: RMB nil), which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

For the six months ended June 30, 2015, cost of inventories recognized as expense included staff costs of RMB27.4 million (2014: RMB31.9 million), depreciation and amortization expense of RMB33.6 million (2014: RMB34.7 million), operating lease charges of RMB6.0 million (2014: RMB5.8 million) and write down of inventories of RMB7.6 million (2014: RMB nil), which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

(2)	All research and development costs represented staff costs, which amounts are also included in the respective staff costs disclosed separately above.

(3)	The Company entered into foreign currency forward contracts for investment purposes. In 2014, as the Renminbi depreciated against the U.S. dollar, the Company incurred realized and unrealized losses totaling RMB3.0 million and RMB71.7 million for the three and six months ended June 30, 2014 in connection with these agreements.

On July 31, 2014, Sound Treasure Limited, the Company’s largest shareholder and an affiliate of the Company’s Chief Executive Officer, entered into a three party agreement (the “Novation”) with the financial institution that originated the foreign currency transaction agreements and the Company. Under the Novation, Sound Treasure Limited assumed these agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and we were released from the liabilities arising under the foreign currency transaction agreements. As a result, after July 31, 2014, the Companywas no longer required to fund any losses related to these agreements, and the Company neither suffered any future liabilities arising under those agreements nor enjoyed any benefit arising under those agreements.

China Ceramics Co., Ltd. and Subsidiaries
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

6.	PROFIT/(LOSS) BEFORE TAXATION (Continued)

(3)	(Continued)

At the time that each of the foreign currency transaction agreements was established with the financial institution, the Company was required to deposit monies with the financial institution. RMB6.7 million of a total of RMB15.6 million in deposits were funded on behalf of the Company by Wong Kung Tok (who is the brother-in-law of the Company’s Chief Executive Officer) at the request of the Chief Executive Officer, and were included in a total of RMB40.2 million in loans owed by the Company to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, the Company’s Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok entered into an agreement with the Company (the “Offset Agreement”) pursuant to which loans totaling RMB20.7 million owed by the Company to Wong Kung Tok as of the date of the Offset Agreement were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited; and in return the Company agreed to forego any claim to RMB15.6 million in deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation. As a result of these transactions, Sound Treasure Limited released the Company from liabilities aggregating RMB76.8 million and the Company transferred ownership of RMB15.6 million in deposits held at the financial institution from the Company to Sound Treasure Limited. Except as disclosed above, neither the Company’s Chief Executive Officer nor any affiliate of the Chief Executive Officer received any remuneration for agreeing to assume the foreign currency transaction agreements. The material terms of the Novation and the Sound Treasure Agreement were reviewed and approved by the Audit Committee of the Company. As a result of the Novation and the Offset Agreement, approximately RMB76.8 million in liabilities on the Company’s books were extinguished in 2014 and the Capital Reserve account was increased by approximately RMB61.3 million.

7.	INCOME TAX EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	RMB’000	RMB’000	RMB’000	RMB’000

Current Tax:
PRC Income Tax	5,167	3,858	9,406	3,307
Under (over)-provision of PRC Income Tax in prior year	63	(42)	63	(42)
	5,230	3,816	9,469	3,265
Deferred tax expense/(credit)	1,940	(1,347)	(719)	(509)
	7,170	2,469	8,750	2,756

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction in 2014 and 2015.

Hong Kong Profits Tax

The subsidiary in Hong Kong is subject to tax charged on Hong Kong sourced income with a statutory tax rate of 16.5%. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong in 2014 and 2015.

PRC Income Tax

The subsidiaries in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate is 25%.

8.	EARNINGS/(LOSS) PER SHARE

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Profit/(loss) attributable to shareholders (RMB’000)	19,236	682	22,004	(70,830)

Weighted average number of ordinary shares outstanding used in computing basic and diluted earnings/(loss) per share	20,430,838	20,430,838	20,430,838	20,430,838

Earnings/(loss) per share
‒ Basic (RMB)	0.94	0.03	1.08	(3.47)
‒ Diluted (RMB)	0.94	0.03	1.08	(3.47)

For the periods ended June 30, 2015 and 2014, there was no difference in the weighted- average number of ordinary shares used for basic and diluted earnings per ordinary share as the 1,110,000 options outstanding as of June 30, 2015 and 2014 had no dilutive effect.

China Ceramics Co., Ltd. and Subsidiaries
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

9.	INVENTORIES

	As of
	June 30, 2015	December 31, 2014
	RMB’000	RMB’000
Raw materials	39,380	38,405
Work in progress	5,657	5,657
Finished goods	270,778	286,701
	315,815	330,763

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	223,286	243,409	410,136	442,088
(Reversal of write down)/write down of inventories (included in cost of sales)	(505)	-	7,555	-
	222,781	243,409	417,691	442,088

10.	TRADE RECEIVABLES

	As of
	June 30, 2015	December 31, 2014
	RMB’000	RMB’000
Trade receivables	461,262	549,925
Less: provision for impairment	-	-
	461,262	549,925

The Company’s trade receivables are denominated in Renminbi and non-interest bearing. In 2011, the credit period granted to distributors was generally for a period within 90 days. Since the end of 2012, the Company has extended the collection period to 150 days to address funding pressures of its distributors. Other customers were granted a credit period of 120 days in 2014 and 2015.

All of the trade receivables are expected to be recovered within one year.

An aging analysis of trade receivables that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past due nor impaired	Less than 30 days	31 to 120 days	Over 120 days	Sub-total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
June 30, 2015	461,262	-	-	-	-	461,262
December 31, 2014	549,925	-	-	-	-	549,925

Receivables that were neither past due nor impaired relate to a large number of customers for whom there was no recent history of default. All amounts are short-term. The Company does not hold any collateral over these receivables.

As of December 31, 2014, the Company is exposed to certain credit risks as 9% and 25% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

As of June 30, 2015, the Company is exposed to certain credit risks as 8% and 23% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

China Ceramics Co., Ltd. and Subsidiaries
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

11.	TRADE PAYABLES

	As of
	June 30, 2015	December 31, 2014
	RMB’000	RMB’000
Trade payables	164,373	122,168

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year.

12.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As of
	June 30, 2015	December 31, 2014
	RMB’000	RMB’000
Deposits received from distributors	20,200	21,000
VAT payables	5,484	9,076
Provision for litigation (Note 18)	5,274	5,274
Accrued salary	6,132	5,177
Accrued rent, electricity and water	5,053	4,211
Accrued other taxes	1,509	1,901
Dividend payable	-	1,505
Others	2,024	1,845
	45,676	49,989

Deposits received represent deposits from the Company’s distributors. The Company usually requests a deposit from RMB400,000 to RMB1,000,000 from new distributors upon signing a distributorship agreement as security for the performance of their obligations under the distributorship agreement.

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

13.	INTEREST-BEARING BANK BORROWINGS (SECURED)

	As of
	June 30, 2015	December 31, 2014
	RMB’000	RMB’000
Short-term bank borrowings - repayable within one year – shown under current liabilities	84,674	84,704

The Company’s banking facilities are pledged by bank deposits, the Company’s buildings and land use rights, land use rights of third parties and guaranteed by related parties, a subsidiary of the Company and third parties.

14.	SHARE CAPITAL

	Number
	of shares	‘000
Authorized:
Ordinary shares of US$0.001 each
At January 1, 2014, December 31, 2014 and June 30, 2015	51,000,000	US$	51

Issued, outstanding and fully paid:
At January 1, 2014, December 31, 2014 and June 30, 2015	20,430,838	RMB	137

China Ceramics Co., Ltd. and Subsidiaries
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

15.	DIVIDENDS

The Company paid a cash dividend of US$0.10 (equivalent to RMB0.61) per share each on July 13, 2013 and January 14, 2014, respectively, to its shareholders which totaled in aggregate US$4.1 million (equivalent to RMB24.9 million gross, RMB23.66 million net of 5% PRC withholding tax).

The Company paid a cash dividend of US$0.0125 (equivalent to RMB0.08) per share each on July 14, 2014 and January 14, 2015, respectively, to its shareholders which totaled in aggregate US$0.5 million (equivalent to RMB3.2 million gross, RMB3.01 million net of 5% PRC withholding tax).

No other dividend was declared or paid for the period ended June 30, 2015,

16.	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Key management personnel remuneration
‒ Salaries and related cost	373	525	727	1,008
‒ Share-based compensation	-	-	-	150
‒ Retirement scheme contribution	5	6	10	12
	378	531	737	1,170

(b)	Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company, and a holder of approximately 40.26% equity interests of the Company as of September 30, 2015 and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB24,902,000 and RMB29,166,000 as of December 31, 2014 and June 30, 2015, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. In July 2014, an entity affiliated with Mr. Huang assumed RMB20.7 million in loans due from the Company to Mr. Wong and then forgave those loans (see Note 6).

(c)	Mr. Huang Jia Dong provides personal guarantees to the Company for certain bank loans. The guarantees amounted to RMB102,800,000 as of December 31, 2014 and June 30, 2015.

China Ceramics Co., Ltd. and Subsidiaries
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

17.	COMMITMENTS

(a)	Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of
	June 30, 2015	December 31, 2014
	RMB’000	RMB’000
Within one year	6,951	5,607
After one year and within five years	54,450	453
	61,401	6,060

The leases typically run for an initial period of three to five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased every five years to reflect market rentals. None of the leases includes contingent rentals.

(b)	Other commitments

The Company had the following other commitments:

	As of
	June 30, 2015	December 31, 2014
	RMB’000	RMB’000
Advertising expenditure contracted but not provided for in the financial statements	2,340	1,953

18.	LITIGATIONS

During 2014, several putative class action complaints were filed in the United States District Court for the Southern District of New York against the Company and various current and former directors and officers asserting claims of violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder against all defendants, and asserting claims for violations of Section 20(a) of the Exchange Act against the individual defendants; and pursuing remedies under the Exchange Act.

On February 6, 2015, the Company and the individual defendants reached an agreement in principle to settle the above-described cases as against all defendants in consideration of the payment by the Company of US$850,000 (equivalent to approximately RMB5,274,000), consisting of a combination of cash of US$310,000 and the Company’s common stock of US$540,000. The settlement is subject to the execution of a mutually acceptable settlement agreement and the approval of the settlement by the Court. A charge for the settlement amount is included as an expense item in the Company’s financial statements in the second half of 2014.

On May 29, 2015, the Company executed a settlement stipulation with the Plaintiffs in the class action litigation, memorializing the terms of the settlement; and the parties to the litigation filed the same with the Court. A Stipulation of Settlement and related documents were subsequently filed with the court, and were revised on July 22, 2015 pursuant to court order. The settlement is subject to Court approval.

On September 1, 2015, the United States District Court for the Southern District of New York issued a preliminary approval order granting consolidation of the complaints and preliminarily approving the proposed settlement agreements in the above-described cases. A final approval hearing is scheduled by the Court to be held on January 6, 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We, through our operating subsidiaries, are a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”, “HDL” or “Hengdeli”, “TOERTO”, “WULIQIAO” and “Pottery Capital of Tang Dynasty” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles and (v) polished glazed tiles. Porcelain tiles are our major products and accounted for over 67.6% of our total revenue in for the six-months ended June 30, 2015 (2014 fiscal year: 67.8%).

We are a British Virgin Islands limited liability company whose predecessor, China Holdings Acquisition Corp (“CHAC”), was incorporated in Delaware on June 22, 2007 and was organized as a blank check company for the purpose of acquiring an operating business.

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, as part of the same integrated transaction, China Ceramics acquired all of the outstanding securities of Success Winner.

Our manufacturing facilities operated by Jinjiang Hengda Ceramics Co., Ltd. are located in Jinjiang, Fujian Province, and our manufacturing facilities operated by Jiangxi Hengdali Ceramic Materials Co., Ltd. are located in Gaoan, Jiangxi Province. Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 34 million square meters. We currently have sixteen production lines (ten of them were utilized as of the end of June 2015), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the six months ended June 30, 2015 and has been prepared based on the condensed consolidated interim financial statements of China Ceramics Co., Ltd. and its subsidiaries. The condensed consolidated interim financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim financial reporting. The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

The translation of certain RMB amounts as of and for the period ended June 30, 2015 into US$ is included in these financial statements solely for the convenience of readers and was made at the rate of RMB6.2000 to US$1.00, which was based on the noon buying rate on June 30, 2015 in The City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translation should be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

Results of Operations

The following table sets forth our financial results for the six months ended June 30, 2015 and 2014.

	Three Months Ended June 30,		Six Months Ended June 30,
RMB (’000)	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	259,985	268,589	469,762	477,424
Cost of sales	(224,219)	(244,344)	(420,173)	(443,886)
Gross profit	35,766	24,245	49,589	33,538
Other income	259	184	421	266
Selling and distribution expenses	(2,712)	(5,703)	(5,439)	(8,497)
Administrative expenses	(5,583)	(7,744)	(11,039)	(14,656)
Finance costs	(974)	(1,000)	(2,082)	(2,119)
Realized and unrealized fair value loss on derivative financial instruments	-	(3,014)	-	(71,702)
Other expenses	(350)	(3,817)	(696)	(4,904)
Profit/(loss) before taxation	26,406	3,151	30,754	(68,074)
Income tax expense	(7,170)	(2,469)	(8,750)	(2,756)
Profit/(loss) attributable to shareholders	19,236	682	22,004	(70,830)

Description of Selected Income Statement Items

Revenue. We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September. In addition, we have observed that sales are lowest from January to March. This is because property developing activities are low due to the effects of cold weather and the PRC Spring Festival.

Cost of sales. Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, gas, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect our cost of sales are as follows:

•	Availability and price of clay;

•	Availability and price of coal and natural gas; and

•	Availability and price of dyes.

Clay is a key material for making ceramic tiles, and accounted for approximately 22.8% and 25.4% of our cost of sales in the six months ended June 30, 2015 and 2014, respectively. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay resources areas in China and clay supply is stable and sufficient for our production and planned production.

Coal and gas are our major fuel sources for making ceramic tiles. Coal and gas accounted for approximately 4.7% (2014: 6.6%) and 9.7% (2014: 10.3%), respectively, of our cost of sales in the six months ended June 30, 2015, respectively. We have long-term relationships with our coal suppliers. Prices of coal have experienced fluctuations in the past few years. During 2014, our Hengda facility was required by the local governmental entity to begin using natural gas to operate the facility. This increased our cost of goods produced at that facility because natural gas is a more expensive energy source than coal.

Dyes are another key material for making ceramic tiles, and accounted for approximately 25.9% and 29.2% of our cost of sales in the six months ended June 30, 2015 and 2014, respectively. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations in the past few years.

Other income and other expenses. Other income consists of interest income. Other expenses primarily consist of loss on disposal of property, plant and equipment.

Realized and unrealized fair value loss on derivative financial instruments. During the second quarter of 2013 and the first quarter of 2014, we entered into certain foreign currency transaction agreements with Taishin International Bank for investment purposes. The financial product meets the definition of a derivative: no initial net investment, value changes in response to the change of exchange rate (US$ versus RMB) and is settled at a future date. Realized and unrealized fair value loss on derivative financial instruments consisted of the losses on these forward contracts and the fair value of the derivative based upon the MTM (mark-to–market) report provided by Taishin International Bank. In July 2014, our Chief Executive Officer (who is also our largest shareholder) and an affiliate of our Chief Executive Officer agreed to assume these agreements. As a result, after July 31, 2014 we were no longer required to fund any losses related to these agreements and neither suffered any future liabilities arising under those agreements nor realized any benefits arising under those agreements.

Selling and distribution expenses. Selling and distribution expenses consist of payroll, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses. Administrative expenses consist primarily of employee remuneration, payroll taxes and benefits, general office expenses and depreciation. We also incur additional expenses related to costs of compliance with securities laws and other regulations, including audit and legal fees and investor relations expenses.

Finance costs. Finance costs consist of interest expense on bank loans.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law in 2015 and 2014 is 25%.

Comparison of six months ended June 30, 2015 and June 30, 2014

Revenue. The following table sets forth the breakdown of revenue, by product categories, for the six months ended June 30, 2015 and 2014:

	Six Months Ended June 30,
Revenue RMB (’000)	2015	Percentage	2014	Percentage
	(Unaudited)		(Unaudited)

Porcelain	317,352	67.6%	326,466	68.4%
Glazed Porcelain	19,799	4.2%	20,697	4.3%
Glazed	22,495	4.8%	17,967	3.8%
Rustic	44,024	9.4%	42,502	8.9%
Polished Glazed	66,092	14.0%	69,792	14.6%
Total	469,762	100.0%	477,424	100.0%

Revenue decreased by RMB7.6 million to RMB469.8 million ($75.8 million) in the six months ended June 30, 2015, from RMB477.4 million for the six months ended June 30, 2014. Customer demand continued to shrink in 2015, as seen by a 7.8% decrease in the sales volume of ceramic tiles to 15.4 million square meters for the six months ended June 30, 2015 from 16.7 million square meters for the six months ended June 30, 2014. The decrease was partially offset by a 6.3% increase in the average selling price to RMB30.4 ($4.9) per square meter in the six months ended June 30, 2015 from RMB28.6 per square meter in the same period last year. Since July 1, 2014, the prices for all of our products have increased by 5%-10%, attributable to our testing the market for increased selling prices and to a moderately improved macroeconomic environment.

Porcelain tiles. Revenue from porcelain tiles decreased by RMB9.1 million, or 2.8%, from RMB326.5 million for the six months ended June 30, 2014 to RMB317.4 million ($51.2 million) for the six months ended June 30, 2015. The sales volume decreased 9.4% from 12.8 million square meters for the six months ended June 30, 2014 to 11.6 million square meters for the same period in 2015. The average selling price increased by 7.5% to RMB27.4 ($4.4) per square meter for the six months ended June 30, 2015 from an average selling price of RMB25.5 per square meter for the six months ended June 30, 2014. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 4.3%, from approximately RMB20.7 million for the six months ended June 30, 2014 to RMB19.8 million ($3.2 million) for the same period in 2015, mainly due to a decrease in sales volume.

Glazed tiles. Revenue from glazed tiles increased 25.0%, from RMB18.0 million for the six months ended June 30, 2014 to RMB22.5 million ($3.6 million) for the same period in 2015, mainly due to the increase in sales volume (18.0%) required to meet the increasing demand from the market for such product. The average selling price for this product increased 5.9%, from RMB21.9 per square meter for the six months ended June 30, 2014 to RMB23.2 ($3.7) per square meter for the same period in 2015. Glazed tiles have a lower selling price than our other products.

Rustic tiles. Revenue from rustic tiles increased 3.5% from RMB42.5 million for the six months ended June 30, 2014 to RMB44.0 million ($7.1 million) for the same period in 2015 due to the increase in average selling price. The average selling price increased 4.5%, from RMB42.5 per square meter for the six months ended June 30, 2014 to RMB44.4 ($7.2) per square meter for the same period in 2015. We have been promoting rustic tiles since we introduced them in 2007 and believe that rustic tiles will become a larger portion of our product mix due to the variety of patterns and textures that can be achieved with this product.

Polished Glazed tiles. Revenue from polished glazed tiles decreased 5.3%, from RMB69.8 million for the six months ended June 30 2014 to RMB66.1 million ($10.7 million) for the same period in 2015, due to the decrease in sales volume by 15.4%, from 1.3 million square meters for the six months ended June 30, 2014 to 1.1 million square meters for the same period in 2015. The decrease in sales volume was partially offset by the increase in average selling price of 4.0% from RMB55.6 per square meter for the six months ended June 30, 2014 to RMB57.8 ($9.3) per square meter for the same period in 2015. We introduced polished glazed tiles in March 2011 and began selling them in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are of a large size than our other tiles and we believe that demand for this new series will increase in future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product categories, for the six months ended June 30, 2015 and 2014:

	Six Months Ended June 30,
Cost of Sales RMB (’000)	2015	Percentage	2014	Percentage
	(Unaudited)		(Unaudited)

Porcelain	282,705	67.3%	301,506	67.9%
Glazed Porcelain	19,484	4.7%	21,382	4.8%
Glazed	20,771	4.9%	17,360	3.9%
Rustic	39,993	9.5%	40,320	9.1%
Polished Glazed	57,220	13.6%	63,318	14.3%
Total	420,173	100.0%	443,886	100.0%

Cost of sales was RMB420.2 million ($67.8 million) for the six months ended June 30, 2015 compared to RMB443.9 million for the same period in 2014, a decrease of RMB23.7 million, or 5.3%, mainly due to the decrease in sales volume.

Gross profit. The following table sets forth the breakdown of our gross profit and gross profit margin, by product categories, for the six months ended June 30, 2015 and 2014.

	Six Months Ended June 30,
	2015		2014
RMB (’000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
	(Unaudited)		(Unaudited)

Porcelain	34,647	10.9%	24,960	7.6%
Glazed Porcelain	315	1.6%	(685)	(3.3)%
Glazed	1,724	7.7%	607	3.4%
Rustic	4,031	9.2%	2,182	5.1%
Polished Glazed	8,872	13.4%	6,474	9.3%
Total	49,589	10.6%	33,538	7.0%

Our gross profit increased 47.9% from RMB33.5 million for the six months ended June 30, 2014 to RMB49.6 million ($8.0 million) for the same period in 2015. Gross profit margin percentage was 10.6% for the six months ended June 30, 2015, compared to 7.0% for the same period in 2014. The year-over-year increase in gross profit margin and gross profit margin percentage was primarily driven by an increase in the selling prices of our products since the third quarter of 2014.

Selling and distribution expenses. Selling and distribution expenses were RMB5.4 million ($0.9 million) for the six months ended June 30, 2015 compared to RMB8.5 million for the same period in 2014, representing a decrease of RMB3.1 million, or 36.5% mainly due to a decrease in advertisement expenses of RMB3.0 million ($0.5 million) for ceramic tile products for the six months ended June 30, 2015.

Administrative expenses. Administrative expenses were RMB11.0 million ($1.8 million) for the six months ended June 30, 2015, compared to RMB14.7 million for the same period in 2014, representing a decrease of RMB3.7 million, or 25.2%. Higher audit fees were incurred in 2014 in connection with the review and audit of our financial statements.

Finance costs. Finance costs was RMB2.1 million ($0.3 million) for the six months ended June 30, 2015, which was about at the same level for the six months ended June 30, 2014.

Other expenses. Other expenses decreased 85.7% from RMB4.9 million for the six months ended June 30, 2014 to RMB0.7 million ($0.1 million) for the same period in 2015. Loss on disposal of property, plant and equipment was RMB3.5 million for the six months ended June 30, 2014, whereas this was nil for the same period in 2015.

 Profit/(loss) before taxation. Profit before taxation was RMB30.8 million ($5.0 million) for the six months ended June 30, 2015 compared to loss before taxation of RMB68.1 million for the same period in 2014. The loss in 2014 was mainly due to the net realized and unrealized fair value loss on derivative financial instruments of RMB71.7 million.

Income taxes. We incurred an income tax expense of RMB8.8 million ($1.4 million) for the six months ended June 30, 2015, compared to RMB2.8 million for the same period in 2014. Our PRC statutory enterprise income tax rate was 25.0% in 2014 and 2015. Excluding the loss of our BVI holding company and Hong Kong incorporated subsidiary, our effective tax rate was about at the same level for the six months ended June 30, 2014 and 2015 at 25.3%.

Profit/(loss) attributable to shareholders. Profit attributable to shareholders was RMB22.0 million ($3.5 million) for the six months ended June 30, 2015, compared to loss attributable to shareholders of RMB70.8 million for the same period in 2014 as a result of the factors described above.

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the six months ended June 30, 2015 and 2014:

	Three Months Ended June 30,		Six Months Ended June 30,
RMB (’000)	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash generated from/(used in) operating activities	54,607	(24,232)	195,770	88,625
Net cash generated from investing activities	265	11,331	440	12,785
Net cash generated from/(used in) financing activities	-	7,425	(1,505)	(2,142)
Net increase/(decrease) in cash and cash equivalents	54,872	(5,476)	194,705	99,268
Cash and cash equivalents, beginning of period	200,983	133,640	61,155	28,848
Effect of foreign exchange rate differences	-	(29)	(5)	19
Cash and cash equivalents, end of period	255,855	128,135	255,855	128,135

We have historically financed our liquidity requirements mainly through operating cash flow, short-term bank loans and by issuing new shares.

Cash flows from operating activities. Net cash flows generated from operating activities was RMB195.8 million ($31.6 million) for the six months ended June 30, 2015, compared to RMB88.6 million in the same period of 2014. The year-over-year increase of RMB107.1 million was mainly caused by a reduction in the level of trade receivables and an increase in profit in 2015. Profit before taxation of RMB30.8 million for the six months ended June 30, 2015, compared to a profit before taxation of RMB3.6 million for the same period last year, which excludes the non-cash RMB71.7 million realized and unrealized fair value loss on derivative financial instruments incurred in the six months ended June 30, 2014. In the six months ended June 30, 2015, we had a cash inflow for trade receivables of RMB88.7 million, compared to an inflow for trade receivables of RMB9.8 million in the same period last year.

Cash flows from investing activities. Net cash flows generated from investing activities was RMB0.4 million ($0.07 million) for the six months ended June 30, 2015, compared to RMB12.8 million in the same period of 2014. The inflow in 2015 was primarily due to the interest received of RMB0.4 million. The inflow in the same period in 2014 was primarily due to the proceeds received from disposal of equipment of RMB11.2 million and derivative financial instruments of RMB1.4 million.

Cash flows from financing activities. Net cash used in financing activities was RMB1.5 million ($0.2 million) for the six months ended June 30, 2015, due to dividend paid, compared to RMB2.1 million net cash used in financing activities, due to the net repayment of bank borrowings of RMB15.9 million, offset by advances from related parties of RMB15.3 million to finance the contribution to the remaining registered capital of Hengda.

Inventories and trade receivables. Our inventory turnover rate decreased to 2.62 times, on an annualized basis, as of June 30, 2015 from 2.83 times for the same period of 2014. The decrease in inventory turnover rate was primarily caused by the reduction of sales volume for the six months ended June 30, 2015.

Trade receivables turnover, net of value added tax, was 167 days as of June 30, 2015 compared with 158 days as of June 30, 2014. Since the end of 2012, we have extended the collection period for our distributors from 90 days to 150 days to address funding pressures on our distributors. Other customers were granted a credit period of 90 days in 2013 and 2012, and 120 days in 2014 and 2015. The currently challenging economic environment has prompted us to offer extended credit terms to certain customers resulting in a higher trade receivables turnover figure than normal. Based on our historical experience and current operation, we believe that all our trade receivables are collectable in full.

The major sources of our liquidity for the six months ended June 30, 2015 were cash generated from operations. We do not use off-balance sheet financing as a source of liquidity or for other financing purposes.

As of June 30, 2015, our total outstanding bank loans amounted to RMB84.7 million ($13.7 million) with interest rates in the range of 2.53% to 8.16% per annum and maturity dates in the range of July 9, 2015 to November 17, 2015. Loans expiring in July and September 2015 totaled RMB39.7 million ($6.4 million) have been partly repaid, in the amount of RMB1.3 million ($0.2 million), and the remaining balance of RMB38.4 million ($6.2 million) has been extended through November 2015.

In our opinion, our working capital, including our cash, income and cash flows from operations, and financing from short-term bank borrowings, is sufficient to fund our present requirements.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Inventory Management

Our inventory is comprised of raw materials purchased from our suppliers located in Fujian, Guangdong and Jiangxi Provinces. The inventory comprised mainly of clay, coal, dyes and glazing materials.

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to delays in the delivery of raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. Our inventory turnover is as follows:

	Six Months Ended June 30,
	2015	2014
	(Unaudited)	(Unaudited)

Inventories (RMB’000)	315,815	324,631
Inventory turnover (days) (1)	139	129

(1)	The average inventories’ turnover is computed based on the formula: (simple average opening and closing inventories balance in a half year / cost of sales) × 181 days.

Write down of inventory for the six months ended June 30, 2015 and June 30, 2014 was RMB7,555,000 ($1.2 million) and nil, respectively. Write down of inventory for the six months ended June 30, 2015 was charged to cost of sales.

Credit Management

Credit terms to our customers

Credit terms are approximately 90 days for most customers. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a return policy. Beginning at the end of 2012, considering the challenging market conditions in China’s real estate industry, we extended the credit period for distributors to 150 days to address funding pressures of our distributors. Other customers were granted a credit period of 120 days in 2014 and 2015. As of June 30, 2015 and 2014, trade receivables were neither past due nor impaired.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded a Top 500 Brand designation, we increased the deposit required from new distributors to RMB1.0 million from RMB0.4 million.

Our average trade receivables’ turnover days during the six months ended June 30, 2015 and 2014 were as follows:

	Six Months Ended June 30,
	2015	2014
	(Unaudited)	(Unaudited)

Trade receivables (RMB ’000)	461,262	481,184
Trade receivables turnover (days) (1)	167	158

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average opening and closing trade receivables balance in a half year (net of VAT) / revenue) × 181 days.

Credit terms from our suppliers

The typical credit terms from our major suppliers are from one to four months after the raw materials have been delivered. Our average trade payables’ turnover days during the six months ended June 30, 2015 and 2014 were as follows:

	Six Months Ended June 30,
	2015	2014
	(Unaudited)	(Unaudited)

Trade payables (RMB ’000)	164,373	196,370
Trade payables turnover (days) (1)	80	98

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance in a half year (net of VAT) / purchases) × 181 days.

Capital Expenditures

We had no capital expenditures on property, plant and equipment for the six months ended June 30, 2015 and 2014.

Management reviews the levels of capital expenditures throughout the year and makes adjustments to its capital expenditures subject to market conditions. Management anticipates a modest level of capital expenditures for the remainder of 2015.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations as of June 30, 2015:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(RMB in Thousands)
Short-term debt obligations (1)	86,060	86,060	-	-	-
Operating lease obligations (2)	61,401	6,951	27,804	26,646	-
Other obligations (3)	2,340	-	2,340	-	-

Total	149,801	93,011	30,144	26,646	-

(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements as of June 30, 2015.

(2)	We lease plant buildings, production factories, warehouses and employees’ dormitories from non-related parties under non-cancellable operating lease arrangements.

(3)	Other obligations includes the advertising expenditure contracted but not provided for in the financial statements

The following table sets forth further details regarding our loans outstanding as of June 30, 2015:

Short-term debt obligations	Amount of loan	Interest rates (p.a)
Taishin Bank	US$6.4 million (Equivalent to RMB39.7 million)	2.53%
China Citic Bank	RMB45.0 million	7.51% - 8.16%

Dividend Policy for Fiscal 2015

Our Board of Directors have not yet made a determination as to the Company’s dividend policy for 2015. However, there are concerns of a continued slowdown in China’s economy as well as China’s real estate sector which would negatively impact the building materials industry. Further, we believe that it is likely that difficult market conditions in our business sector will prevail for the rest of the year. Therefore, the Board of Directors will engage in additional deliberations in the future as to our dividend policy and will update the market accordingly.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 2.6% in both 2012 and 2013 and 2.0% in 2014, according to the National Bureau of Statistics. In the past, the Chinese government has implemented various policies from time to time to control inflation. For example, the Chinese government has periodically introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation, which has resulted in a decrease in the rate of inflation. An increase in inflation could cause our costs for energy, labor costs, raw materials and other operating costs to increase, which would adversely affect our financial condition and results of operations.

Critical Accounting Policies and Judgment

The preparation of the condensed consolidated interim financial statements, which have been prepared in accordance with International Accounting Standard (“IAS”) as issued by the International Accounting Standards Board (“IASB”), requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

See Note 2 to our condensed consolidated interim financial statements, “Basis of Preparation and Summary of Significant Accounting Policies.” We believe that the following paragraphs reflect the most critical accounting policies that currently affect our financial condition and results of operations:

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labor and an appropriate proportion of overhead.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and applicable selling expenses.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Derivative financial instruments

Initial recognition and subsequent measurement

We use derivative financial instruments, such as forward currency contracts, for investment purposes. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. Provided it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

•	Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods. Once goods are accepted by a customer, there is no continuing management involvement with the goods and we do not have the obligation to accept the return of the goods to us from the customer.

•	Interest income is recognized on a time-proportion basis using the effective interest method.

Impairment of non-financial assets

Impairment testing is made on our goodwill at each reporting date. Property, plant and equipment and land use rights are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date.

If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount.

Calculation of recoverable amount

An asset’s recoverable amount is the greater of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

Recognition of impairment losses

An impairment loss is recognized in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to that cash-generating unit (or group of units), and then, to reduce on a pro rata basis the carrying amount of the other assets in the unit (or group of units), except that the carrying amount of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

Reversal of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

Critical Accounting Estimates and Assumptions

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The key sources of estimation uncertainty and key assumptions concerning the future at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful lives and impairment assessment of property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Property, plant and equipment are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Impairment loss recognized in respect of property, plant and equipment and land use rights

Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment and land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results. There was no impairment loss recognized for the six month periods ended June 30, 2015 and 2014.

Impairment loss of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires us to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. We performed goodwill impairment test annually. No impairment loss was recognized for the six month periods ended June 30, 2015 and 2014.

Income tax

We have exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of our income tax payable as of December 31, 2014 and June 30, 2015 were RMB2,772,000 and RMB3,587,000 ($578,000), respectively.

Impairment of trade receivables

We assess the collectability of trade receivables. This estimate is based on the credit history of our customers and the current market condition. We assess the collectability of trade receivables at the balance sheet date and make the provision, if any. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of our trade receivables as of December 31, 2014 and June 30, 2015 were RMB549,925,000 and RMB461,262,000 ($74,397,000), respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of various market factors. The carrying amounts of our inventories as of December 31, 2014 and June 30, 2015 were RMB330,763,000 and RMB315,815,000 ($50,938,000), respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 8, 2015

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer